UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This Form 6-K consists of the following:

1.	Press release issued by ABB Ltd dated December 22, 2005, regarding delisting of shares from the Frankfurt Stock Exchange.

For your business and technology editors

ABB completes delisting of shares from Frankfurt Stock Exchange

Zurich, Switzerland, December 22, 2005 – ABB Ltd said today it has completed the process of delisting its shares from the Frankfurt Stock Exchange.

ABB announced on August 4, 2005 it would de-list its shares from the London and Frankfurt stock exchanges because the average daily trading volume there had become insignificant over the past three years.

The listing of the following securities (ordinary shares with a par value of CHF 2.50 each fully paid with ISIN number CH0012221716) had been canceled from trading on the Frankfurt Stock Exchange with immediate effect.

ABB announced on September 5, 2005 that it had completed the delisting of its shares from trading on the London Stock Exchange. ABB shares will continue to be listed on the SWX Swiss Exchange (traded on virt-x), the Stockholm Stock Exchange and the New York Stock Exchange.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6512	USA: Tel. +1 203 750 7743
Fax: +41 43 317 3570	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 22, 2005	By:	/s/ HANS ENHOERNING
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel